ROTH CH HOLDINGS, INC.

2340 Collins Avenue, Suite 402

Miami, FL 33141

September 30, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Uwem Bassey

Matthew Derby

Re:	Roth CH Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed September 11, 2025 File No. 333-287287

Dear Mr. Bassey,

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 25, 2025 with respect to the Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the SEC on September 11, 2025 by Roth CH Holdings, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”) filed with the SEC concurrently with the filing of this letter.

Amendment No. 3 to Form S-4
Distributed Storage Solutions Limited Consolidated Financial Statements

For the Six-Month Period Ended June 30, 2024

Consolidated Statements of Cash Flows, page F-146

1.	We note your response to prior comment 7. Please make a similar revision to remove the subtotal of “Cash generated/(used) from operations” within the reconciliation to “Net cash flows from/(used in) operating activities.”

Response: We acknowledge the Staff’s comment and have revised the disclosures accordingly, see page F-146 of the Amended Registration Statement.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s counsel Alexandria Kane, Esq. at Loeb & Loeb LLP Tel. No. (212) 407-4831 or Email: akane@loeb.com or James A. Prestiano, Esq. at Loeb & Loeb LLP Tel. No. (212) 407-4831 or Email: jpresitano@loeb.com.

Thank you for your time and attention to this filing.

Sincerely,

Roth CH Holdings, Inc.

/s/ John Lipman
Name:	John Lipman
Title:	Chief Executive Officer

cc:	Alexandria Kane